Barclays PLC One Churchill Place London E14 5HP

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington DC 20549

USA

22 October 2014

Barclays PLC

Barclays Bank PLC

Forms 20-F for the Fiscal Year Ended December 31, 2013

Filed March 14, 2014

Files No. 001-09246 and 001-10257

Dear Ms Ciboroski,

This letter responds to the comment letter from the staff (“the Staff”) of the Securities and Exchange Commission, dated 24 September 2014, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2013 of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”).

Our responses to your comments are set out in Appendix 1 to this letter. To facilitate the Staff’s review, Barclays has included in its response the numbered questions as raised in the Staff’s comment letter and provided responses immediately following each numbered comment.

Yours sincerely,

/s/ Tushar Morzaria

Tushar Morzaria

Group Finance Director

Cc	Jim Dunn
(Securities and Exchange Commission)

George H. White
John O’Connor
(Sullivan & Cromwell LLP)

Andrew Ratcliffe
(PricewaterhouseCoopers LLP)

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Note 19 – Offsetting Financial Assets and Financial Liabilities, page 291

1. We note your disclosure in footnote (f) to the table that certain amounts have been restated in order to accurately reflect the identification of contracts with enforceable netting arrangements. Please respond to the following:

•	Tell us when and how the error was first identified and by whom.

The error was identified by a working party, comprising representatives of our Finance and Legal departments, set up to implement the new disclosure requirement. From August 2013, the working party focused on the identification of process improvements and matters identified during the review of June 2013 disclosures. The error was identified ahead of year-end reporting as part of this exercise. There was no impact on amounts reported in the balance sheet. The restatement of comparatives increased amounts shown in the ‘Net amounts reported on the balance sheet’ column in the table in Note 19, with a corresponding decrease in the ‘Amounts not subject to enforceable netting arrangements’ column.

•	Clarify the factors driving the change in conclusion that the amounts were actually not subject to enforceable netting arrangements.

The working party’s review identified that, for a subset of the population of repurchase agreements and other similar securities borrowing agreements, the data files upon which the disclosure was based did not contain the necessary degree of granularity required to identify amounts with enforceable netting arrangements. There were two main issues:

(i)	For trades with agency lenders, the netting arrangement is with the underlying counterparty acting as principal lender and should be recorded as such. However, the data files identified the agents as the counterparty meaning that these positions were inappropriately identified as not having enforceable netting arrangements.

(ii)	A subset of the population related to sub-ledger accounts for which the appropriate counterparty data had not yet been input into the data file. Therefore these were also identified as not having enforceable netting arrangements.

•	Tell us whether you identified any control deficiencies as a result of the identification of this error, and if so, describe the nature of the deficiencies.

The process whereby source data is translated into the required disclosures, and related controls, operated effectively. However, deficiencies in the source data itself were not identified during the implementation project. A post-implementation review identified the issue before the 2013 year end and appropriate remediation activity was undertaken.

•	Tell us whether you established any new controls as a result of the identification of this error, and if so, describe to us the nature of the control enhancements.

As part of the remediation activity, a process has been established to directly check whether impacted counterparties have an enforceable netting arrangement. This process was performed for a sufficiently material proportion of the impacted population to remediate the issue for 2013 year end reporting. During 2014, further process enhancements have been implemented, including the use of a mapping table to cross reference the underlying data files, to ensure that the correct granularity of data is used.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Note 29 – Contingent Liabilities and Commitments, page 303

2. We note your disclosure that further details about your litigation provision class can be found in Note 30. Please explain how your disclosure that combines matters that resulted in a provision, a contingent liability or both provides insight into the nature and expected timing of the resulting economic outflows of your litigation provision class, as contemplated by paragraph 85 of IAS 37.

3. Please clarify whether legal and competition and regulatory matters represent a single contingent liability class. Additionally, please explain how your disclosure provides insight in the nature of your contingent liabilities when it also includes information about the nature of your provisions. Refer to paragraphs 86 and 87 of IAS 37.

Given their interrelation, we have responded to the points raised in questions 2 and 3 together. Paragraphs 85 and 86 of IAS 37 require disclosures in relation to provisions and contingent liabilities respectively, on a class-by-class basis. Barclays has defined legal, competition and regulatory matters to comprise a single class of contingent liability, since it is often the case that fines, redress and/or litigation can arise from a single matter, or group of related matters. Whilst they share similar characteristics from a financial reporting perspective, litigation and conduct have been presented as separate classes of provision in Note 28.

The disclosure included in Note 30 provides the information on nature, timing and related uncertainties required under paragraphs 85 and 86 for these classes of provision and contingent liability. The note provides information on material legal, competition and regulatory matters, with quantification where practicable and useful, enabling the reader to assess the risks that are relevant to the aggregate litigation provision. We believe that providing the disclosure required in respect of both provisions and contingent liabilities in a single note is the most appropriate approach, since a single or similar fact pattern or set of circumstances may give rise to both provisions and contingent liabilities, as outlined in our response to comment 4 below. We believe that providing separate disclosure for provisions and contingent liabilities would lead to repetitive disclosure and tend to increase complexity and reduce usefulness for the reader.

4. Please tell us and revise your disclosure in future filings to clearly describe how you evaluate whether both a provision and a contingent liability can arise from the same set of circumstances. Refer to paragraph 88 of IAS 37.

Each significant item of litigation and regulatory matter is separately assessed to determine whether there exists an obligation resulting in a probable economic outflow. Where this is the case, a provision is recognised based on our best estimate of the probable outflow of economic benefits. Where this is not the case, a contingent liability is identified where the definition of a contingent liability specified in IAS 37.10 is satisfied. In cases where there are multiple proceedings in relation to a single fact pattern or set of circumstances, both a provision and a contingent liability may be identified. For example, an obligation resulting in a probable outflow may be identified in relation to a regulatory investigation but not a legal proceeding, or vice versa, depending on the facts. In addition, it will often be the case that matters arising from separate but similar sets of circumstances will be classified differently – where there are differences in the detailed fact pattern or legal analysis, for example. We will revise our future filings of Annual Reports on Form 20-F to explain this.

Note 30 – Legal, Competition and Regulatory Matters, page 303

5. We note your disclosure on page 309 stating that you have not disclosed an estimate of the potential financial effect on the Group of contingent liabilities arising from the matters where it is not practicable to do so. Given that you can estimate the possible financial effects for certain cases but not others, we believe that this fact should be disclosed along with your estimate of the possible financial effects, which may be aggregated for all of the litigation matters for which you are able to make such an estimate. Such aggregated disclosure should mitigate your concern that providing these estimates could seriously prejudice your position in these matters. Alternatively, and if true, you could include a statement that the possible financial effects beyond the level of current reserves established would not have a material impact on your statement of financial condition, operations and cash flows. Please provide us with your proposed disclosure.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Under paragraph 86 of IAS 37, the disclosure of financial effect and related uncertainties is required, where practicable, on a class-by-class basis. There are material items within the legal, regulatory and competition class for which we cannot make a reliable estimate of financial effect and related uncertainties. Therefore, we respectfully submit that it is not practicable to make such disclosure for the class as a whole, as required under the standard (where practicable). We believe that voluntarily disclosing an aggregate number covering certain contingent liabilities within the class but not others would be potentially misleading to the reader. Accordingly, we do not intend to include such proposed disclosure in our future Annual Reports on Form 20-F.

We will prepare and review the disclosure for each disclosed matter, based on facts and circumstances in existence at the time, and carefully consider whether we are providing sufficient qualitative and quantitative information for the reader to gain an understanding of the exposure and risks to which the Group is exposed.

6. We note your disclosure that you have not provided disclosure about in cases where disclosure could prejudice the conduct of the matters. Disclose the nature of the general nature of the dispute, for each of these cases, as contemplated by paragraph 92 of IAS 37. Refer also to Example 3 in IE of IAS 37.

We will revise our current disclosure in future Annual Reports on Form 20-F to make clear that we have not provided the disclosure specified in paragraph 86 of IAS 37 because it is impracticable to do so, but that we have not excluded disclosure because its inclusion would be prejudicial to Barclays. If, in future periods, we exclude particular information on grounds of prejudice, we will include the disclosures required by paragraph 92 of IAS 37 in our Annual Reports on Form 20-F.

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